UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               PREMIER FARNELL PLC
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
                         (Title of Class of Securities)

                                   740-50U-206
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                December 6, 1999
             (Date of Event which Requires Filing of this Statement)

            --------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


                              (Page 1 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                                --------------------------------

         Number of       (7)  Sole Voting Power   70,243
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   52,215,825
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     70,243
         With                                          -------------------------
                         (10) Shared Dispositive Power   52,215,825
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 52,286,068
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           18.0%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                       -------------------------


                              (Page 2 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Joseph C. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                                --------------------------------

         Number of       (7)  Sole Voting Power   130,953
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   53,369,299
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     130,953
         With                                          -------------------------
                         (10) Shared Dispositive Power   55,794,750
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 55,925,703
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           19.4%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                       -------------------------


                              (Page 3 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Morton L. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                                --------------------------------

         Number of       (7)  Sole Voting Power   61,322
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   53,300,600
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     61,322
         With                                          -------------------------
                         (10) Shared Dispositive Power   56,668,514
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 56,729,837
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           19.4%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                       -------------------------


                              (Page 4 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                                --------------------------------

         Number of       (7)  Sole Voting Power   0
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   12,461,107
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     0
         With                                          -------------------------
                         (10) Shared Dispositive Power   12,461,107
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,107
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           4.5%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                       -------------------------


                              (Page 5 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Joseph C. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                                --------------------------------

         Number of       (7)  Sole Voting Power   0
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   9,156,531
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     0
         With                                          -------------------------
                         (10) Shared Dispositive Power   9,156,531
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 9,156,531
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           3.3%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                       -------------------------


                              (Page 6 of 13 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Morton L. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
               -----------------------------------------------------------------
X        (b)
               -----------------------------------------------------------------
         -----------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                                --------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                                --------------------------------

         Number of       (7)  Sole Voting Power   0
         Shares                                  -------------------------------
         Beneficially    -------------------------------------------------------
         Owned by        (8)  Shared Voting Power   14,127,731
         Each                                      -----------------------------
         Reporting       -------------------------------------------------------
         Person          (9)  Sole Dispositive Power     0
         With                                          -------------------------
                         (10) Shared Dispositive Power   14,127,731
                                                       -------------------------
                         -------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 14,127,731
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           5.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                       -------------------------


                              (Page 7 of 13 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

          This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, and subsequently amended on January 28, 1998, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust, the Joseph C. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust. This Amendment No. 2 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at Farnell House, Sandbeck Way, Wetherby, West Yorkshire, LS 22 7DH, U.K. The following amendments to Items Two, Four, Five and Seven of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background.

          Item Two of the Schedule 13D is hereby supplemented by the addition of the following:

          The Joseph C. Mandel Revocable Trust is a trust formed under the laws of the State of Ohio for the benefit of Joseph C. Mandel, of which Jack N. Mandel and Morton L. Mandel are co-trustees and in which Joseph C. Mandel retains a reversionary interest (the "Joseph Revocable Trust"). The Joseph Revocable Trust's address is: c/o Parkwood Corporation, 2829 Euclid Avenue, Cleveland, Ohio 44115.

          In addition, the term "Revocable Trusts," as it is used throughout the
Schedule 13D, shall be deemed to include the Joseph Revocable Trust, as well as the Jack Revocable Trust and the Morton Revocable Trust.

          The address of each of the registrants is hereby amended to read

          c/o  Parkwood Corporation
          2829 Euclid Avenue
          Cleveland, Ohio 44115

Item 4.   Purpose of Transaction.

          Item Four of the Schedule 13D is hereby supplemented by the addition of the following:


                              (Page 8 of 13 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

          On July 1, 1998, Mr. Morton Mandel, who had been responsible for executive supervision of the Company's day-to-day operations pending the appointment of a new Chief Executive, relinquished those duties. Mr. John Hirst was appointed as Chief Executive of the Company on the same day.

          On June 16, 1999, Mr. John C. Colman resigned from the Board of Directors of the Company. In accordance with the Shareholders Agreement described in Item Six of the Schedule 13D, the Shareholders Agreement Shareholder Parties appointed Mr. Patrick F. Sullivan to replace Mr. Colman on the Board of Directors. See Item Six of the Schedule 13D. Mr. Sullivan's appointment was effective as of July 5, 1999.

Item 5.   Interest in Securities of the Issuer.

          Item Five of the Schedule 13D is hereby amended and restated in its entirety as follows:

          The Share information listed in this Item Five relates to the Shares discussed in Item One and includes that number of Shares that each Reporting Person has the right to acquire upon conversion by such Reporting person of all Convertible Preference Shares at the conversion rate applicable on the date hereof, such number of Shares being indicated in parentheses.

          1. Jack N. Mandel may be deemed the beneficial owner of 52,286,068 (18,648,810) Shares, representing approximately 18.0% of the Shares issued and outstanding at December 1, 1999, with respect to 70,243 (31,731) Shares of which Mr. Mandel has sole voting and dispositive power and 52,215,825 (18,617,079) Shares of which Mr. Mandel has shared voting and dispositive power. The Shares as to which Mr. Mandel has shared voting and dispositive power are as follows:
12,461,107 (3,080,553) Shares held in the Jack Revocable Trust in which Mr. Mandel retains a reversionary interest; 6,561,493 (2,982,487) Shares held as co-trustee and President of The Jack N. and Lilyan Mandel Foundation; 239,776 (108,986) Shares held as co-trustee with Morton L. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 5,550 (2,524) Shares held as co-trustee with Joseph C. Mandel of trusts established by Morton L. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 9,156,531 (2,091,563) Shares held as co-trustee of the Joseph Revocable Trust; 14,127,731 (4,337,423) Shares held as co-trustee of the Morton Revocable Trust; 2,872,524 (1,305,688) Shares held as co-trustee of The Joseph C. and Lilyan Family Foundation; and 3,819,294 (1,736,036) Shares held as co-trustee of The Morton L. and Barbara Mandel Family Foundation.


                              (Page 9 of 13 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

          Jack N. Mandel may be deemed to beneficially own Shares held by the Mandel Supporting Foundations, three charitable entities of which each of Messrs. Jack N. Mandel, Joseph C. Mandel and Morton L. Mandel is a co-trustee (individually, an "MSF" and collectively, the "MSFs"). Jack N. Mandel may be deemed to beneficially own 7,004,295 (5,767,329) Shares held by the MSF - Jack
N. and Lilyan Mandel Fund; 5,506,945 (4,486,615) Shares held by the MSF - Joseph
C. and Florence Mandel Fund; and 5,598,789 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel. Pursuant to Rule 13d-4, Jack N. Mandel disclaims beneficial ownership of all Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Jack N. Mandel is the beneficial owner of the Shares held by the MSFs.

          The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

          2. Joseph C. Mandel may be deemed the beneficial owner of 55,925,703 (17,148,209) Shares, representing approximately 19.4% of the Shares issued and outstanding at December 1, 1999 with respect to 130,953 (59,327) Shares of which Mr. Mandel has sole voting and dispositive power, 53,369,299 (15,986,409) Shares of which Mr. Mandel has shared voting power and 55,794,750 (17,088,882) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 9,156,531 (2,091,563) Shares held in the Joseph Revocable Trust in which Mr. Mandel retains a reversionary interest; 2,425,451 (1,102,473) Shares held in trusts for members of his family of which he is trustee or trust advisor and has shared dispositive power, but does not have voting power; 2,872,524 (1,305,688) Shares held as co-trustee and President of The Joseph and Florence Mandel Family Foundation; 3,374,768 (0) Shares held as trustee of the Florence Mandel Revocable Trust; 5,550 (2,524) Shares held as co-trustee with Jack N. Mandel of a trust established by Morton L. Mandel for the benefit of his grandchildren; 12,461,107 (3,080,553) Shares held as co-trustee of the Jack Revocable Trust; 14,127,731 (4,337,423) Shares held as co-trustee of the Morton Revocable Trust; 6,561,493 (2,982,487) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 990,302 (450,136) Shares held as co-trustee of the Lilyan Mandel Fund; and 3,819,294 (1,736,036) Shares held as co-trustee of the Morton L. and Barbara Mandel Family Foundation.

          Joseph C. Mandel may be deemed to beneficially own Shares held by the MSFs. Joseph C. Mandel may be deemed to beneficially own 5,506,945 (4,486,615) Shares held by the MSF - Joseph C. and Florence Mandel Fund; 7,004,295 (5,767,329) Shares held by the MSF - Jack N. and Lilyan Mandel Fund; and 5,598,789 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel Fund. Pursuant to Rule 13d-4, Joseph C. Mandel disclaims beneficial ownership of all Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Joseph C. Mandel is the beneficial owner of the Shares held by the MSFs.


                             (Page 10 of 13 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

          The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

          3. Morton L. Mandel may be deemed the beneficial owner of 56,729,837 (20,668,697) Shares, representing approximately 19.4% of the Shares issued and outstanding at December 1, 1999, with respect to 61,322 (27,676) Shares of which Mr. Mandel has sole voting and dispositive power, 53,300,600 (19,110,156) Shares of which Mr. Mandel has shares voting power and 56,668,514 (20,641,020) Shares of which Mr. Mandel has shared dispositive power. The Shares as to which Mr. Mandel has shared voting and/or dispositive power are as follows: 14,127,731 (4,337,423) Shares held in the Morton Revocable Trust in which Mr. Mandel retains a reversionary interest; 3,819,294 (1,736,036) Shares held as co-trustee and President of the Morton and Barbara Mandel Family Foundation; 100,023 (45,465) Shares held as trustee of the Barbara Mandel Revocable Trust; 3,367,914 (1,530,864) Shares held in irrevocable trusts for certain members of his family of which his wife is trustee or trust advisor and has shared dispositive power, but does not have voting power; 239,776 (108,986) Shares held as co-trustee with Jack N. Mandel of trusts established by Joseph C. Mandel for the benefit of his grandchildren; 2,971,821 (2,971,821) Shares held as co-trustee of trusts established by Mr. Joseph C. Mandel for the benefit of his children and their families; 12,461,107 (3,080,553) Shares held as co-trustee of the Jack Revocable Trust; 9,156,531 (2,091,563) Shares held as co-trustee of the Joseph Revocable Trust; 6,561,493 (2,982,487) Shares held as co-trustee of the Jack N. and Lilyan Mandel Foundation; 990,302 (450,136) Shares held as co-trustee of the Lilyan Mandel Fund; and 2,872,524 (1,305,688) Shares held as co-trustee of the Joseph
C. and Florence Mandel Family Foundation.

          Morton L. Mandel may be deemed to beneficially own Shares held by the MSFs. Morton L. Mandel may be deemed to beneficially own 5,598,789 (4,629,149) Shares held by the MSF - Morton L. and Barbara Mandel Fund; 7,004,295 (5,767,329) Shares held by the MSF - Jack N. and Lilyan Mandel Fund; and 5,506,945 (4,486,615) Shares held by the MSF - Joseph C. and Florence Mandel Fund. Pursuant to Rule 13d-4, Morton L. Mandel disclaims beneficial ownership of all such Shares held by the MSFs and the filing of this statement shall not be construed as an admission that Morton L. Mandel is the beneficial owner of the Shares held by the MSFs.

          The right to dividends on Shares, if any, in each case rests with the beneficiaries of the trust, Foundation or MSF that owns such Shares.

          4. The Jack Revocable Trust may be deemed the beneficial owner of 12,461,107 (3,080,553) Shares, representing approximately 4.5% of the Shares issued and outstanding as of December 1, 1999, with respect to none of which Shares the Jack Revocable Trust has sole voting and dispositive power and with respect to all of which the Jack Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Morton L. Mandel,


                             (Page 11 of 13 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

the co-trustees of the Jack Revocable Trust and with Jack N. Mandel who retains a reversionary interest in the trust.

          5. The Joseph Revocable Trust may be deemed the beneficial owner of 9,156,531 (2,091,563) Shares, representing approximately 3.3% of the Shares issued and outstanding as of December 1, 1999, with respect to none of which Shares the Joseph Revocable Trust has sole voting and dispositive power and with respect to all of which the Joseph Revocable Trust has shared voting and dispositive power with Jack N. Mandel and Morton L. Mandel, the co-trustees of the Joseph Revocable Trust and with Joseph N. Mandel who retains a reversionary interest in the trust.

          6. The Morton Revocable Trust may be deemed the beneficial owner of 14,127,731 (4,337,423) Shares, representing approximately 5.1% of the Shares issued and outstanding as of December 1, 1999, with respect to none of which Shares the Morton Revocable Trust has sole voting and dispositive power and with respect to all of which the Morton Revocable Trust has shared voting and dispositive power with Joseph C. Mandel and Jack N. Mandel, the co-trustees of the Morton Revocable Trust and with Morton L. Mandel who retains a reversionary interest in the trust.

          The Reporting Persons may be deemed, in the aggregate, to be the beneficial owners of 80,846,830 (36,747,844) Shares, representing approximately 26.2% of the Shares issued and outstanding at December 1, 1999, after eliminating any duplicative ownership reflected in the foregoing response to this Item Five. The filing of this statement shall not be construed as an admission that the Reporting Persons as a group beneficially own the shares beneficially owned by each of the Reporting Persons individually.

          On December 6, 1999, the Jack Revocable Trust donated 750,000 Convertible Preference Share ADRs to the MSF - Jack N. and Lilyan Mandel Fund. On December 6, 1999, the Morton Revocable Trust donated 750,000 Convertible Preference Share ADRs to the MSF - Morton L. and Barbara Mandel Fund. On December 6, 1999, the Joseph Revocable Trust donated 750,000 Convertible Preference Share ADRs to the MSF - Joseph C. and Florence Mandel Fund. Share amounts listed throughout this Schedule 13D reflect these December 6, 1999 gifts. None of the Reporting Persons have effected any other transactions in Shares during the preceding sixty days.

Item 7.   Material to be Filed as Exhibits

          Exhibit (1)               Revised Joint Filing Agreement
          Exhibit (2)(A)            Power of Attorney
          Exhibit (2)(B)            Power of Attorney


                              (Page 12 of 13 Pages)

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1999           JACK N. MANDEL

                                   JOSEPH C. MANDEL

                                   MORTON L. MANDEL

                                   JACK N. MANDEL REVOCABLE TRUST
                                   By:  Joseph C. Mandel,
                                        Trustee
                                   By:  Morton L. Mandel,
                                        Trustee

                                   JOSEPH C. MANDEL REVOCABLE TRUST
                                   By:  Jack N. Mandel,
                                        Trustee
                                   By:  Morton L. Mandel,
                                        Trustee

                                   MORTON L. MANDEL REVOCABLE TRUST
                                   By:  Jack N. Mandel,
                                        Trustee
                                   By:  Joseph C. Mandel,
                                        Trustee

                                   Signed on his own behalf and on behalf of the other signatories hereto pursuant to a power of attorney

                                   By:      /s/ Morton L. Mandel
                                        ----------------------------------------
                                        Morton L. Mandel


                             (Page 13 of 13 Pages)

                                  EXHIBIT INDEX

Exhibit No.                          Exhibit
-----------                          -------

  (1)          Joint Filing Agreement

  (2)(A)       Power of Attorney

  (2)(B)       Power of Attorney

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to American Depositary Receipts evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each of Premier Farnell plc, a U.K. corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement this 6th day of December, 1999.

                                   JACK N. MANDEL

                                   JOSEPH C. MANDEL

                                   MORTON L. MANDEL

                                   JACK N. MANDEL REVOCABLE TRUST
                                   By:      Joseph C. Mandel,
                                            Trustee
                                   By:      Morton L. Mandel,
                                            Trustee

                                   JOSEPH C. MANDEL REVOCABLE TRUST
                                   By:      Jack N. Mandel,
                                            Trustee
                                   By:      Morton L. Mandel,
                                            Trustee

                                   MORTON L. MANDEL REVOCABLE TRUST
                                   By:      Jack N. Mandel,
                                            Trustee
                                   By:      Joseph C. Mandel,
                                            Trustee

                                   Signed on his own behalf and on behalf of the other signatories hereto pursuant to a power of attorney

                                   By:       /s/ Morton L. Mandel
                                        ----------------------------------------
                                            Morton L. Mandel

                                                                    EXHIBIT 2(A)

                                Power of Attorney

          The undersigned hereby appoints Morton L. Mandel and Joseph C. Mandel, and each of them, as attorneys-in-fact for the undersigned, with full power for and in the name of the undersigned to sign and file with the Securities and Exchange Commission (the "Commission") any and all documents and schedules, and any amendments thereto, to be filed with the Commission under the Securities Exchange Act of 1934 (the "Act") pertaining to the stock of Premier Farnell plc, including, without limitation, documents to be filed pursuant to Section 13(d) of the Act, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable in connection therewith, hereby ratifying and confirming the acts of said attorney.


/s/ Jack N. Mandel                           Date: December 4, 1999
-------------------------                          ---------------------
Jack N. Mandel

                                                                    EXHIBIT 2(B)

                                Power of Attorney

          The undersigned hereby appoints Morton L. Mandel and Jack N. Mandel, and each of them, as attorneys-in-fact for the undersigned, with full power for and in the name of the undersigned to sign and file with the Securities and Exchange Commission (the "Commission") any and all documents and schedules, and any amendments thereto, to be filed with the Commission under the Securities Exchange Act of 1934 (the "Act") pertaining to the stock of Premier Farnell plc, including, without limitation, documents to be filed pursuant to Section 13(d) of the Act, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable in connection therewith, hereby ratifying and confirming the acts of said attorney.


/s/ Joseph C. Mandel                         Date: December 4, 1999
-------------------------                          ---------------------
Joseph C. Mandel                                              Date